               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            Form 11-K


(Mark One)

(x)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1996

                                   OR

( ) TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transaction period from        to

     Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    MEDICAL RESOURCES, INC.
                    401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    MEDICAL RESOURCES, INC.
                    155 State Street
                    Hackensack, New Jersey 07601

                           SIGNATURES



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF
1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE
BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY
THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

         MEDICAL RESOURCES, INC. 401(k) RETIREMENT PLAN
                         (Name of Plan)


Date:  June 30, 1997               By: /s/ Robert L. Farrell
                                       Name: Robert L. Farrell
                                       Title: Trustee

                    MEDICAL RESOURCES, INC.

                              INDEX


                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                2

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS        3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS                                           4

NOTES TO FINANCIAL STATEMENTS                               5-8

SUPPLEMENTARY INFORMATION -
ASSETS HELD FOR INVESTMENT - SCHEDULE 1                     10

REPORTABLE TRANSACTIONS - SCHEDULE 2                        11

                    INDEPENDENT AUDITORS' REPORT

To The Trustees of Medical Resources, Inc.
401(K) Retirement Plan

          We have audited the statements of net assets available for plan benefits of Medical Resources Inc. 401(K) Retirement Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the combined financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Medical Resources, Inc. 401(K) Retirement Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Medical Resources, Inc. 401(K) Retirement Plan are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kempisty & Company
--------------------------------
Kempisty & Company
Certified Public Accountants PC
New York, New York
June 24, 1997

                         MEDICAL RESOURCES, INC.

                         401(K) RETIREMENT PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             ASSETS

                                             December 31,
                                        1996           1995

Investments at Fair Value
 (Notes 1 and 2):
Shares of Registered Investment
 Companies                              $ 1,260,829   794,574
Medical Resources, Inc. Common Stock         20,648     6,779
Participant Loans Receivable (Note 1g)       53,221     6,000
                                        ----------------------
                                          1,334,698    807,353

Receivables:
Employer's Contribution                       5,211     15,719
Participants' Contributions                   3,012     54,727
                                        ----------------------
                                              8,223     70,446
                                        ----------------------
    Total Assets                         $1,342,921    877,799



          LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

LIABILITIES
Accounts Payables                         $   5,621    $  -

Net Assets Available for Plan Benefits    1,337,300    877,799
                                        -----------------------

Total Liabilities and Net Assets
Available for Plan Benefits              $1,342,921    877,799









                See Notes to Financial Statements

                     MEDICAL RESOURCES, INC.

                     401(K) RETIREMENT PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             Year ended
                                             December 31,
                                             1996      1995

Investment Income (Loss):
Net Investment Gain From Registered
Investment Companies                    $    160,295   136,319
                                             -----------------
Participants' Net Income (Loss)              160,295   136,319

Other Increases (Decreases):
Employer's Contribution (Note 1b)             92,818    81,168
Employees' Contribution                      309,140   288,131
Terminated Employees' Benefits              (109,792) (181,301)
Other Income (Loss)                            7,040    (1,539)
                                             ------------------
Net Increase (Decrease)                      459,501   322,778

Net Assets Available for Plan Benefits,
Beginning of Year                            877,799   555,021
                                             ------------------
Net Assets Available for Plan Benefits,
End of Year                               $1,337,300   877,799















                See Notes to Financial Statements

                     MEDICAL RESOURCES, INC.
                     401(K) RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1996

Note 1- DESCRIPTION OF THE PLAN

     The following description of Medical Resources, Inc. 401(K)
Retirement Plan (the "Plan") provides only general information.
Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

          a.   Eligibility

          The Plan is a defined contribution plan covering all employees of Medical Resources, Inc. (the "Plan Sponsor") and
(the "Company") who are at least twenty-one years of age and have completed one year of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

          b.   Employer Contribution

          The Company will contribute for each Plan year an amount in accordance with the participants' compensation reduction election as described in the Plan Agreement, plus an additional 50% of such amount not to exceed 2% of the participant's compensation.

          The amounts contributed to the Plan each Plan year as a result of the participants' election to have their earnings reduced may not exceed the lesser of $9,500 for 1996 and $9,240 for 1995 or 15% of their compensation, as described in the Plan Agreement.

          c.   Participant Accounts

          Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and, (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          d.   Vesting

          Participants are vested according to the following
schedule:
               YEARS OF SERVICE              VESTED PERCENTAGE
                    1                              33.3%
                    2                              66.6%
                    3                             100.0%

Participants are always 100% vested in their Salary Deferral
Contributions.

                     MEDICAL RESOURCES, INC.
                     401(K) RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1996

Note 1- DESCRIPTION OF THE PLAN (continued)


          e.   Investment Options

          Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of eight investment options:

          Seven Merrill Lynch Mutual Funds - Funds are invested in shares of any one or a combination of seven registered investment companies that invest in common stocks, corporate bonds, U.S. Government Securities and short term money market instruments or a combination thereof.

          Medical Resources, Inc. Company Stock - Funds are invested in common stock of Medical Resources, Inc.

          Participants may change their investment options in accordance with Plan procedures.

          f.   Termination of Participation

          A participant whose employment ends for any reason other than death, disability or retirement will be entitled to receive only that portion of benefits in which they are vested. Any non-vested benefit will be forfeited and used to reduce future employer contributions to the Plan. Participants become fully vested upon death, disability, normal retirement age (59 1/2) or early retirement age (55) and completion of 20 years of service.

          g.   Loans

          A Participant may borrow from his account subject to proper approvals. The loan and subsequent repayment of principal and interest shall be credited directly to the participant's account and shall not be treated as income of the Trust Fund.
The outstanding loans to a participant shall not exceed the lesser of $50,000 or 50% of the value of the participant's account as of the most recent valuation date. Generally, loans shall be repaid in regular installments of interest and principal, and not less frequently than quarterly, over a period not to exceed five years. Upon termination of the participants' employment with the Company the loan balance will be immediately due.

                     MEDICAL RESOURCES, INC.
                     401(K) RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1996

Note 1- DESCRIPTION OF THE PLAN (continued)

          h.   Administrative Expenses

          Administrative expenses of the Plan may be paid in part or in total by the Company. For the years ended December 31, 1996 and 1995 the expenses of the Plan have been paid by the Company.

          i.   Merger

          On November 30, 1996 the Plan approved a merger with the NMR of America, Inc. 401K plan ("NMR Plan") whereby the NMR Plan will transfer all of its assets to the Plan. Optional forms of benefits under the NMR plan will be carried forward into the Plan. Thus, former participants of the NMR Plan will be allowed to elect an annuity as an optional form of payment. The Medical Resources, Inc. employees will not be allowed to make such elections.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a.   Basis of Accounting

          The Financial Statements of the Plan are prepared under the accrual method of accounting.

          b.   Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

          c.   Payment of Benefits

          Benefits are recorded when paid.

                     MEDICAL RESOURCES, INC.
                     401(K) RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1996

Note 3 - PLAN TERMINATIONS

          The Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested, and the Trustee will continue to administer the Trust and pay benefits in accordance with the Plan Agreement.


Note 4 - INVESTMENTS

Investments that represent five percent or more of the Plan net assets are separately identified as follows:

                                   December 31, 1996

                              Number of      Fair      Percent of
                              Shares         Value     Plan
                                                       Assets

ML Growth Fund           21,791.51      $ 529,098      39.64%

ML Global Allocation     18,443.42      $ 264,848      19.84%

ML Capital Fund           6,481.89      $ 197,438      14.79%

ML Corp Bond Inv Grade B  7,555.23      $  85,525       6.41%

ML Pacific Fund           5,005.97      $ 103,073       7.72%

ML Retirement Reserve    80,847.00      $  80,847       6.06%


                    SUPPLEMENTARY INFORMATION

         MEDICAL RESOURCES, INC. 401(K) RETIREMENT PLAN

               ITEM 27a - SCHEDULE OF INVESTMENTS

                  YEAR ENDED DECEMBER 31, 1996

                                                  SCHEDULE 1

                    SUPPLEMENTARY INFORMATION
         MEDICAL RESOURCES, INC. 401(K) RETIREMENT PLAN
               ITEM 27a - SCHEDULE OF INVESTMENTS
                  YEAR ENDED DECEMBER 31, 1996

                                   NUMBER         MARKET
REGISTERED INVESTMENT COMPANIES    OF SHARES      VALUE

ML GROWTH                          21,791.51   $  529,098
ML GLOBAL ALLOCATION               18,443.42      264,848
ML CAPITAL FUND                     6,481.89      197,438
ML PACIFIC FUND                     5,005.97      103,073
ML CORP BOND INV GRADE B            7,555.23       85,525
ML RETIREMENT RESERVES             80,847.28       80,847
                                             ------------
TOTAL REGISTERED INVESTMENT COMPANIES          $1,260,829

MEDICAL RESOURCES, INC.
 COMMON STOCK                      1,815.17        20,648

PARTICIPANT LOANS                                  53,221
                                             ------------


               TOTAL INVESTMENTS               $1,334,698

                                             SCHEDULE 2

                     MEDICAL RESOURCES, INC.
                     401(K) RETIREMENT PLAN
         Item 27d - Schedule of Reportable Transactions
                  Year ended December 31, 1996

                              PURCHASE       SELLING   NET
     DESCRIPTION              PRICE          PRICE     GAIN

Purchases

ML Capital Fund               $   90,988     -         -

ML Global Allocation          $  110,037     -         -

ML Growth Fund                $  226,796     -         -

ML Pacific Fund               $   64,557     -         -


Sales

ML Growth Fund                $   59,039     $ 61,530  $ 2,491




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